UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13232

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

AIMCO 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

Financial Statements and Schedule
Aimco 401(k) Retirement Plan
December 31, 2012 and 2011, and Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Aimco 401(k) Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Aimco 401(k) Retirement Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 28, 2013

Aimco 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Investments, at fair value	$71,274,157	$69,071,257
Contributions receivable from participants	—	121,907
Notes receivable from participants	1,575,256	2,203,595
Total assets	72,849,413	71,396,759

Liabilities:
Excess contributions payable	294,551	269,049

Net assets reflecting investments at fair value	72,554,862	71,127,710
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust	(152,567)	(152,082)
Net assets available for benefits	$72,402,295	$70,975,628

See accompanying notes.

Aimco 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Additions/(deductions):
Contributions:
Participant	$3,313,675
Rollover	480,897
3,794,572
Investment income:
Interest and dividend income	1,970,110
Net appreciation in fair value of investments	6,472,008
8,442,118
Payments and expenses:
Benefit payments	(10,809,909)
Administrative expenses	(114)
(10,810,023)

Net increase in net assets available for benefits	1,426,667
Net assets available for benefits at the beginning of the year	70,975,628
Net assets available for benefits at the end of the year	$72,402,295

See accompanying notes.

Aimco 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012
1. Description of the Plan
The following description of the Aimco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “Aimco”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $17,000 (for 2012), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company does not currently provide employer matching contributions. The Company has provided employer matching contributions in the past and may reinstate employer matching contributions at any time. Participants direct their contributions and any allocated employer matching contributions into the various investment options offered by the Plan and can change their investment options on a daily basis.
Each participant's account is credited with the participant's contributions, Company matching contributions, if any, and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant's account balances, as defined. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Certain of the Company's historical matching contributions vested immediately and those that did not vested fully after three years of service. Substantially all of the historical unvested matching contributions have been forfeited and from time to time the Company has instructed the administrator to transfer the forfeited portion of a participant's account into a forfeitures account, which the Company then used to pay expenses of the Plan. During the year ended December 31, 2012, forfeited balances of terminated participants' unvested accounts totaling $114 were used to pay administrative expenses. At December 31, 2012, there were no remaining forfeited balances of terminated participants' unvested accounts available to pay future administrative expenses.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Three loans may be outstanding at any time; however, only one new loan is permitted during any 12-month period.
On termination of service or upon death, disability or retirement, a participant (or the participant's beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.
Investments
Investments other than the Plan's investment in the Fidelity Management Trust Company Managed Income Portfolio Fund (the “Fidelity MIP Fund”) are valued at fair value. The Fidelity MIP Fund is a common/collective trust that invests in fully benefit-responsive investment contracts. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting-Defined Contribution Pension Plans, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the investments in the Fidelity MIP Fund at fair value within the investment balances, and then include an adjustment to reconcile the fair value of such investments to their contract value for purposes of reporting net assets available for benefits. The fair value of the Plan's interest in the Fidelity MIP Fund is based on information about the fund's net asset value reported by Fidelity Management Trust Company. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants, and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants as of December 31, 2012 and 2011, represent contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) for the plan years ended December 31, 2012 and 2011, adjusted by the investment earnings or losses related to these excess contributions. These amounts have been recorded as a liability with a corresponding reduction to contributions and net appreciation/depreciation in fair value of investments. The Plan distributed the excess contributions and related investment income to the applicable participants for each of the plan years ended December 31, 2012 and 2011, prior to the annual March 15th deadline to avoid any penalties.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Income Tax Status
The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code if it is not in compliance.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
Plan Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Company has historically paid a portion of the expenses necessary to administer the Plan through forfeited balances of terminated participants' accounts and paid the remainder of the expenses directly. Any administrative expenses not paid by the Plan will be paid by the Company. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate.
Party-in-Interest Transactions
Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company. Fidelity Management Trust Company also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan's assets are invested in Aimco common stock. Because Aimco is the Plan sponsor, Plan transactions involving Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
Recently Issued Accounting Standards
In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurements, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The Company adopted ASU 2011-04 for the Plan effective January 1, 2012, and the adoption of ASU 2011-04 did not have a material effect on the Plan's financial statements.
3. Fair Value Measurements
In accordance with GAAP, the Plan measures investments at fair value. The Plan is required to classify these fair value measurements into one of three categories, based on the nature of the inputs used in the fair value measurement. Level 1 of the hierarchy includes fair value measurements based on unadjusted quoted prices in active markets for identical assets at the measurement date. Level 2 includes fair value measurements based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 includes fair value measurements based on unobservable inputs. The classification of fair value measurements is subjective.

Investments measured at fair value on a recurring basis consisted of the following classes of investments as of December 31:

	2012	2011
Level 1:
Aimco common stock	$3,013,690	$2,923,931
Interest-bearing cash held by Aimco Stock Fund	1,087	1,007
Mutual funds:
Blended investments	15,252,230	14,510,722
Fixed income	6,947,841	6,814,516
Money market	4,749,152	5,627,103
Stock investments:
Large cap	20,860,365	19,139,607
Mid cap	3,490,864	2,905,386
Small cap	5,220,907	5,033,756
International	3,958,411	3,748,596
Specialty (real estate)	2,448,331	2,200,468
Total Level 1	65,942,878	62,905,092
Level 2:
Managed income fund (a)	5,331,279	6,166,165
Total investments	$71,274,157	$69,071,257

(a)
The Fidelity MIP Fund is a common/collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Investments in the common/collective trust fund are recorded at fair value.

The valuation methodologies used to measure the fair values of common stock and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy defined by GAAP. The fair value of the common/collective trust fund has been estimated based on the fund's net asset value provided by Fidelity Management Trust Company, which is based on the fair value of the underlying investment contracts in the fund. The fair value of the common/collective trust fund was determined based on valuation techniques that use observable inputs classified within Level 1 and Level 2 of the fair value hierarchy. The Plan has classified the common/collective trust fund within Level 2 of the fair value hierarchy based on the significance of the Level 2 inputs to the valuation.
4. Investments
The Plan's investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated in fair value for the year ended December 31, 2012, as presented in the following table:

Net Realized and Unrealized Appreciation in Fair Value During the Year
Investments in mutual funds	$5,973,699
Investments in common stock	498,309
Net realized and unrealized appreciation	$6,472,008

The Aimco Stock Fund is valued on a unitized basis and holds Aimco common stock and cash. Unitization of the fund allows for daily trades and the value of a unit reflects the combined value of the Aimco common stock and cash investments held by the fund. At December 31, 2012 and 2011, this fund held 111,371 shares and 127,627 shares of Aimco common stock with a market value of approximately $3.0 million and $2.9 million, respectively.
The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,
	2012	2011
Fidelity Investment Mutual Funds:
Growth Company Fund	$7,944,952	$6,810,633
Disciplined Equity Fund	6,011,573	5,929,980
Diversified International Fund	3,740,212	3,608,610
Fidelity Freedom 2030 Fund	4,243,086	3,820,346
Money Market Trust Retirement Money Market Portfolio	4,749,152	5,627,103

Other investment funds:
Pacific Investment Management Company Total Return Fund - Administrative Class	4,769,400	4,779,652
BlackRock Large Cap Value Fund - Institutional Class	4,002,740	3,972,023

Fidelity Management Trust Company Common/Collective Trust Fund:
Managed Income Portfolio Fund (1)	5,331,279	6,166,165
(1) At December 31, 2012 and 2011, the contract value of the Plan's investments in the common/collective trust fund was $5,178,712 and $6,014,083, respectively.
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan's Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$72,402,295	$70,975,628
Plus: Excess contributions payable	294,551	269,049
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	152,567	152,082
Net assets per the Form 5500	$72,849,413	$71,396,759
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net loss per the Plan's Form 5500:

December 31, 2012
Net increase in net assets available for benefits per the financial statements	$1,426,667
Plus: Increase in excess contributions payable	25,502
Plus: Net change in contract value to fair value adjustment for fully benefit-responsive investment contracts	485
Net income per the Form 5500	$1,452,654

Refunds of excess contributions are reflected in the Form 5500 as benefit payments when paid to participants and have been recorded as a liability with a corresponding reduction to contributions and net appreciation/depreciation in fair value of investments as described in Note 2. The accompanying financial statements present fully benefit-responsive investment contracts held in a common/collective trust at contract value. The Form 5500 requires fully benefit-responsive investment contracts held in a common/collective trust to be recorded at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust represents a reconciling item.

Aimco 401(k) Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
EIN: 84-1259577
Plan Number: 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value
Common stock:
Aimco Stock Fund (1)*	111,371	shares	$3,014,777
Fidelity Investment Mutual Funds:*
Growth Company Fund	85,082	shares	7,944,952
Fidelity Real Estate Fund	76,177	shares	2,448,331
Asset Manager Fund	143,836	shares	2,366,103
Disciplined Equity Fund	246,679	shares	6,011,573
Low-Priced Stock Fund	88,376	shares	3,490,864
Diversified International Fund	124,924	shares	3,740,212
Fidelity Small Cap Stock Fund	90,411	shares	1,635,540
Fidelity Freedom Income Fund	21,471	shares	251,423
Fidelity Freedom 2000 Fund	31,332	shares	387,579
Fidelity Freedom 2010 Fund	61,333	shares	866,025
Fidelity Freedom 2020 Fund	247,310	shares	3,539,012
Fidelity Freedom 2030 Fund	298,179	shares	4,243,086
Fidelity Freedom 2040 Fund	403,544	shares	3,333,272
Fidelity Freedom 2050 Fund	27,565	shares	265,730
Money Market Trust Retirement Money Market Portfolio	4,749,152	shares	4,749,152
Spartan U.S. Equity Index Fund	57,459	shares	2,901,100
Fidelity Management Trust Company*
Common/Collective Trust Fund:
Managed Income Portfolio Fund	5,178,712	shares	5,331,279
Other investment funds:
Pacific Investment Management Company Total Return Fund - Administrative Class	424,324	shares	4,769,400
Pacific Investment Management Company Real Return Fund - Institutional Class	177,542	shares	2,178,441
Vanguard International Stock Fund	7,261	shares	218,199
Vanguard Explorer Fund	31,129	shares	2,300,767
American Beacon Small Cap Value Fund	61,849	shares	1,284,600
BlackRock Large Cap Value Fund - Institutional Class	253,981	shares	4,002,740
Participant loans*	Interest rates range from 5.25% to 10.25% with various maturities		1,575,256
			$72,849,413
*Indicates a party-in-interest to the Plan
Note: Column (d), cost information, is not applicable since all the investments are participant directed.

(1)
The Aimco Stock Fund is a unitized fund and holds Aimco common stock and cash. At December 31, 2012, this fund held 111,371 shares of Aimco common stock with a market value of approximately $3.0 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2013
AIMCO 401(k) RETIREMENT PLAN

By: /s/ JENNIFER JOHNSON

Jennifer Johnson
Senior Vice President, Human Resources

By: /s/ ERNEST M. FREEDMAN

Ernest M. Freedman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP